FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of
__________July______ 2002_

____AngloGold Limited____
(Translation of Registrant's Name Into English)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
____South Africa____
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

Enclosure: Eight (8) copies of press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this **press release** to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Limited

Date: 8/5/02

By: ______________________

C CARTER
Title: Vice President, Investor Relations

anglogold

ANGLOGOLD LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold")

JSE Share Code: ANG ISIN: ZAE000014601

Acquisition of Perez Companc's entire equity interests in Cerro Vanguardia S.A.

1. Introduction

The Board of Directors of AngloGold is pleased to announce that agreement has been reached with Perez Companc International ("Perez Companc") and has acquired its entire equity interests in Cerro Vanguardia S.A. ("CVSA") for a cash consideration of US$90 million ("the transaction"). Prior to the transaction, Perez Companc and AngloGold each owned 46.25 per cent interest in CVSA.

CVSA owns the exclusive right to exploit the Cerro Vanguardia Mine, which is located in Patagonia in the Santa Cruz Province of Argentina. AngloGold acquired its original interest in CVSA from Minorco in 1999 and participated in the completion of the development and the commissioning of the Cerro Vanguardia Mine, as well as its operation since that time.

Fomento Minero de Santa Cruz Sociedad del Estado ("Formicruz"), the Santa Cruz state mining promotion company, will retain its 7.5 per cent free carried interest in CVSA. Formicruz has advised AngloGold that it will not exercise its pre-emptive rights to acquire any additional interest in CVSA as a result of the transaction.

Therefore, the transaction has doubled AngloGold's interests in CVSA and the Cerro Vanguardia Mine to 92.5 per cent.

2. AngloGold's rationale for the transaction

The transaction, which is immediately accretive to AngloGold's earnings and cash flow, will reduce AngloGold's cash and total operating costs per ounce and further diversify its production, reserve and resource base on geographical, operational and orebody terms.

The transaction consolidates AngloGold's ownership of the Cerro Vanguardia Mine. AngloGold is confident of the existing and upside potential of this asset.

3. Overview of the Cerro Vanguardia Mine

The Cerro Vanguardia Mine is one of the lowest cost gold producers in the world. The mine is currently entirely an open-pit operation. The orebody comprises a series of hydrothermal vein deposits containing gold at relatively high grades. Silver exists in vast quantities and is produced as a by-product. The mine produces gold bullion dore which is shipped via port facilities in the Santa Cruz Province (for which CVSA receives certain incentives) and is refined in South Africa and England.

As at 31 December 2001 the total ore reserves of the Cerro Vanguardia Mine were 2.4 million ounces and total ore resources were 3.6 million ounces. Current plant throughput is 900,000 tonnes per annum. However it is planned to increase this to 1 million tonnes per annum from 2004 at relatively minimal capital costs. The existing reserve base is sufficient to support a life of mine to 2012. However, recent exploratory drilling has confirmed additional resources of 400,000 ounces of gold. These additional resources and further resources that may result from continued exploratory drilling could extend the life of the open-pit operations or allow the annual gold production from these operations to be increased.

In addition to resources minable using open-pit techniques, exploratory drilling has indicated that the hydrothermal vein mineralisation extends at depth. A small percentage of underground mining is planned below the current pits in the existing life of mine plan. However, the extension of mineralisation at depth could expand the extent of the planned underground operation and therefore further extend the life of mine. Finally, the vein mineralisation extends as a stockwork structure into the country rock of the existing veins. This results in lower grade resources, which are currently being mined and stockpiled to be extracted by heap leach techniques once sufficient ore resources have been stockpiled. On site heap leach testwork has confirmed the viability of this proposal.

For the year ended 31 December 2001, AngloGold's 46.25 per cent interest in CVSA produced attributable operating profit including realised non-hedge derivatives of US$15 million and attributable earnings before interest, tax, depreciation and amortisation ("EBITDA") of US$24 million. Attributable gold production was 136,000 ounces of gold at a total cash cost of US$133 per ounce. Similarly for the six months ended 30 June 2002, attributable operating profit including realised non-hedge derivatives was US$9 million and attributable EBITDA was US$14 million. Attributable gold production was 62,000 ounces for the six months at a total cash cost of US$101 per ounce.

CVSA holds tax and foreign exchange stability and investment agreements with the governments of the Santa Cruz Province and Argentina. The terms of these agreements ensure that there will be no adverse change in the tax payable by CVSA or the provisions for the remittance or payment of foreign exchange. CVSA and the Cerro Vanguardia Mine have the support of the local government, which has an economic interest in the operation, both through Formicruz and via a royalty arrangement. Throughout Argentina's current political and economic crisis, the Cerro Vanguardia Mine has continued to generate cash and profits. AngloGold is convinced that it will continue to do so over its anticipated life.

4. Financial effects and funding of the transaction

The table below shows the financial effects of the transaction upon the earnings per share and net asset value of AngloGold for the year ended 31 December 2001, as determined in accordance with International Accounting Standards:

	Before the transaction	After the transaction	Percentage change (%)
Amounts in US Dollars			
Headline earnings per share (1)	2.67	2.71	1.5
Basic earnings per share (2)	2.29	2.32	1.3
Net asset value per share (3)	10.38	10.38	-

Notes:

1. *Computed by dividing headline earnings before unrealised non-hedge derivatives by the weighted average number of shares in issue of 107,139,446.*
2. *Basic earnings per share is computed by dividing the net profit by the weighted average number of shares in issue of 107,139,446.*
3. *Computed by dividing shareholders' equity by the number of shares in issue of 107,634,058.*

AngloGold will use its existing but undrawn debt facilities to settle the cash consideration of US$90 million. As a result of the transaction, AngloGold's level of gearing, expressed in terms of net debt to total capital employed, will be approximately 20 per cent.

Johannesburg
30 July 2002

JSE Sponsor

UBS Warburg

UBS Warburg Securities (South Africa) (Pty) Ltd
A financial services group of UBS AG
(Member of the JSE Securities Exchange South Africa)
(Registration number 1995/011140/07)

FCB Investors

8/8/02

anglogold

News Release

(Incorporated in the Republic of South Africa)
(Registration Number: 1944/017354/06)
ISIN Number:ZAE000014601
JSE Share Code: ANG
NYSE Ticker: AU

CORPORATE AFFAIRS DEPARTMENT
16th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
SKB/CAD/AGO314.02
30 July 2002

For immediate release

ANGLOGOLD ACQUIRES AN ADDITIONAL 46.25% IN CERRO VANGUARDIA

AngloGold announced today that agreement has been reached with Perez Companc International ("Perez Companc") and has acquired its entire equity interest in Cerro Vanguardia S.A. ("CVSA") for a cash consideration of US$90 million, increasing AngloGold's interest in the Argentinean mining operation of Cerro Vanguardia to 92.5% ("the transaction").

AngloGold and Perez Companc each owned a 46.25% interest in CVSA. CVSA owns the exclusive right to exploit the Cerro Vanguardia Mine, which is located in Patagonia in the Santa Cruz Province of Argentina.

Fomento Minero de Santa Cruz Sociedad del Estado ("Formicruz"), the Santa Cruz state mining promotion company has a 7.5% interest in CVSA and has advised AngloGold that it will not exercise its pre-emptive rights to acquire any additional interest in CVSA as a result of the transaction.

AngloGold developed and has operated this mine for the past three years and is confident of its existing and upside potential. The transaction, which is immediately accretive to AngloGold's earnings and cash flow, will reduce AngloGold's cash and total operating costs per ounce and further operationally and geographically diversify its production, reserve and resource base.

CVSA holds tax and foreign exchange stability and investment agreements with the governments of the Santa Cruz Province and Argentina. The terms of these agreements ensure that there will be no adverse change in the tax payable by CVSA or the provisions for the remittance or payment of foreign exchange. The operation also has the support of the local government, which has an economic interest in the mine both through Formicruz and via a royalty.

Commenting on the transaction, AngloGold's CEO Bobby Godsell said: "Throughout Argentina's current problems, the mine has continued to generate cash and profits, and AngloGold is convinced that it will continue to do so for the rest of its economic life, which is expected to extend until at least 2012."

A note to editors

For the year ended 31 December 2001, AngloGold's 46.25% interest in CVSA produced:

- attributable operating profit including realised non-hedge derivatives of US$15 million;
- *attributable earnings before interest, tax, depreciation and amortisation ("EBITDA") of* US$24 million; and
- attributable gold production of 136,000 ounces of gold at a total cash cost of US$133 per ounce.

/2...

CBR
8/5/02

For the six months ended 30 June 2002, AngloGold's 46.25% interest in CVSA produced:

- attributable operating profit including realised non-hedge derivatives of US$9 million;
- attributable EBITDA of US$14 million; and
- attributable gold production of 62,000 ounces at a total cash cost of US$101 per ounce.

AngloGold acquired its original interest in CVSA from Minorco in 1999.

The Cerro Vanguardia Mine is one of the lowest cost gold producers in the world. The mine is currently entirely an open-pit operation. The orebody comprises a series of hydrothermal vein deposits containing gold at relatively high grades. Silver exists in vast quantities and is produced as a by-product. The mine produces gold bullion doré which is shipped via port facilities in the Santa Cruz Province (for which CVSA receives certain incentives) and is refined in South Africa and in England.

As at 31 December 2001, Cerro Vanguardia had total ore reserves of 2.4 million ounces and total resources of 3.6 million ounces. Current plant throughput is 900,000 tonnes a year and it is planned to increase this to 1 million tonnes a year from 2004 at relatively minimal additional capital costs. The existing reserve base is sufficient to support a life of mine to 2012. However, recent exploratory drilling has confirmed additional resources of 400,000 ounces of gold. These additional resources and further resources that may result from continued exploratory drilling would extend the life of the open-pit operations or allow the annual gold production from these operations to be increased.

In addition to resources minable using open-pit techniques, exploratory drilling has indicated that the hydrothermal vein mineralisation extends at depth. A small percentage of underground mining is planned below the current pits in the existing life of mine plan. However, the extension of mineralisation at depth could expand the planned underground operation and therefore further extend the life of mine. Finally, the vein mineralisation extends as a stockwork structure into the country rock of the existing veins. This results in lower grade resources, which are currently being mined and stockpiled to be extracted by heap leach techniques once sufficient ore resources have been stockpiled. On site heap leach testwork has confirmed the viability of this proposal.

ends

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CKL 8/5/02